UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A

April 24, 2020
(Date of Report (Date of earliest event reported))
Cottonwood Multifamily Opportunity Fund, Inc.
(Exact name of issuer as specified in its charter)

Maryland	38-4006444
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

6340 South 3000 East, Suite 500
Salt Lake City, Utah 84121

(801) 278-0700
(Issuer’s telephone number, including area code)

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

Item 9.        Other Events
Net Asset Value

On April 24, 2020, our board of directors determined the value of our shares of common stock at $9.75 per share based on the Company’s net asset value as of March 31, 2020. The net asset value of the Company was determined using metrics such as cash flows, capitalization rates, loan balances, interest rates, percentage of completion, and financial projections for the development projects as well as other assets and obligations of the Company.

              As with any valuation methodology, the methodologies used to value the shares of our common stock are based upon a number of estimates and assumptions that may not be accurate or complete.  In particular, projections for development projects involve a high degree of subjectivity due to uncertainties with respect to future events affecting timing of completion and associated costs, as well as economic conditions that may impact income and expenses at the time of lease up. Accordingly, different parties using different assumptions and estimates could derive a different estimated net asset value per share of the Company’s common stock, and these differences could be significant.

              In addition, the value of the Company’s shares will fluctuate over time in response to developments related to the performance of individual projects in the portfolio and the management of those projects, the real estate and finance markets and due to other factors.  In particular, the recent outbreak of the COVID-19 virus that has rapidly spread to a growing number of countries, including the United States, has created considerable instability and disruption in the U.S. and world economies. The extent to which the Company’s overall value will be affected by the COVID-19 virus will largely depend on future developments, which are highly uncertain and cannot be accurately predicted, including new information which may emerge concerning the severity of the COVID-19 virus and the actions required to be undertaken to contain the COVID-19 virus or treat its impact.  As a result of shutdowns, quarantines or actual viral health issues, construction and completion of our development projects may be delayed or we may incur additional costs beyond those assumed in determining our estimated net asset value.  Market fluctuations may affect our ability to obtain necessary funds for our operations from current lenders or new borrowings. In addition, we may be unable to obtain financing for the acquisition of investments on satisfactory terms, or at all. These risks are not priced into our most recent estimated value per share which speaks only as of March 31, 2020.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cottonwood Multifamily Opportunity Fund, Inc.

By:	/s/ Gregg Christensen
Name:	Gregg Christensen
Title:	Chief Legal Officer

Date:  April 24, 2020